Wireless Fund

480 North Magnolia Ave., Suite 103

El Cajon, CA 92020

619-588-9700 fax 619-588-9701

July 23, 2008

Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington DC, 20549-4720

RE: Wireless Fund; File Nos. 333-94671 and 811-09781

Dear Ms. DiAngelo

On July 18, 2008, you provided comments on an annual report filed on Form N-CSR by Wireless Fund (the “Fund”) on June 6, 2008.  Please find below the Fund’s responses to your comments.  For your convenience, I have summarized your comments.

      1.

Comment.  Please review the calculation of the Disclosure of Expenses on page 5 of the annual report dated March 31, 2008.

Response.  We have reviewed the calculation of the Disclosure of Expenses on page 5 of the annual report dated March 31, 2008 and filed an amendment on Form N-CSRA on July 22, 2008 with the corrected Disclosure of Expenses example.

2.

Comment.  Going forward please provide additional disclosure on transaction costs associated with the Fund in the Disclosure of Expenses example.

Response.  Going forward the Fund will provide additional disclosure on transaction costs associated with the Fund in the Disclosure of Expenses example (See example below).

3.

Comment.  Going forward please provide additional disclosure on account fees associated with the Fund in the Disclosure of Expenses example.

Response.  Going forward the Fund will provide additional disclosure on account fees associated with the Fund in the Disclosure of Expenses example (See example below).

Example:

The first line of the table below provides information about actual account values and actual expenses. Although the Fund charges no sales load or transaction fees, you will be assessed fees for outgoing wire transfers, returned checks and stop payment orders at prevailing rates charged by Mutual Shareholder Services, LLC, the Fund’s transfer agent.  If you request that a redemption

Christina DiAngelo

July 23, 2008

be made by wire transfer, currently a $20.00 fee is charged by the Fund’s transfer agent. You will be charged a transaction fee equal to 2.00% of the net amount of the redemption if you redeem your shares within 90 days of purchase.  IRA accounts will be charged a $8.00 annual maintenance fee.  In order to estimate the expenses a shareholder paid during the period covered by this report, shareholders can divide their account value by $1,000 and then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period."

The Fund hereby acknowledges the following:

1.

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2.

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 619-588-9700.

Best regards,

/s/ Jeffrey R. Provence

Jeffrey R. Provence
Chief Financial Officer, Wireless Fund